UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec FIR Acquires Italy-Based E.M.G. Elettromeccanica S.r.l.’s Assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on September 2, 2015, in Kyoto, Japan

Nidec FIR Acquires Italy-Based E.M.G. Elettromeccanica S.r.l.’s Assets

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that the Company has acquired the business of E.M.G. Elettromeccanica S.r.l., a privately owned Italian company (“EMG”), on September 1, 2015 through the Company’s subsidiary, Nidec FIR Elettromeccanica S.r.l. (“Nidec FIR”), in accordance with the Asset Purchase Agreement signed on July 24, 2015 (the “Transaction”).

1.

Purpose of the Transaction and Future Operation Policy

In line with its continuing initiative to create an optimal business mix, the Company is actively moving forward with the development of new growth platforms with particular emphasis on automotive, appliance, commercial and industrial motors and solutions. Commercial equipment and products have been and will continue to be an important impetus in keeping the initiative on course. Since the acquisition of Nidec Kinetek Corporation and its subsidiaries, including Nidec FIR, in November 2012, the Company has added to its product portfolio a new range of motors for commercial equipment, such as pumps, kitchen appliances (dishwashers, ovens, etc.) and construction equipment (cable hoists, ladder hoists, lifts, etc.), primarily targeted at the European market.

Through the Transaction, the Company seeks to draw on EMG’s core strengths and gain a strong foothold in the world market for commercial and residential solutions, including motors for pumps used in swimming pools and spas. In the realm of commercial and residential solutions, the Company already has an established presence in the US market through its subsidiary, Nidec Motor Corporation. The Company expects that the Transaction will open up broad opportunities to sell EMG’s high efficiency motors conforming to the IEC1 standards not only in the European market but also to its US customers through Nidec Motor Corporation’s existing sales channels being used to provide its NEMA2 standard motors. In addition to enriching FIR’s product lines and improving its production efficiency by providing new manufacturing facilities, including winding machines, the Transaction will give the Company ample scope to further enhance its inter-group procurement synergies necessary to bring the Company to the leadership position in the European commercial equipment market.

1 IEC: International Electrotechnical Commission
2 NEMA: National Electrical Manufacturers Association

2.    Outline of EMG S.r.l.

(1) Company Name:	E.M.G. Elettromeccanica S.r.l.
(2) Headquarters:	Gambugliano,Vicenza, Italy
(3) Year of Establishment:	1971
(4) Subsidiary:	FIVE Motori Elettrici S.r.l. (location: Ronchis, Italy)
(5) Principal Businesses:	Development, production and sales of motors for: -commercial facilities such as swimming pool and spa, air and smoke ventilation -household appliances and industrial equipment (brake motors, etc.)
(6) Employees:	69
(7) Sales:	€10.4 million (fiscal year ended December 31, 2014)

3.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2016. The Company will make additional disclosure on a timely basis in accordance with the rules of the Tokyo Stock Exchange and the New York Stock Exchange upon determination of further details.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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